Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G

The undersigned hereby agree as follows:

i.   Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

ii. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2026

Bain Capital Venture Fund 2009, L.P.

By: Bain Capital Venture Partners 2009, L.P., its general partner

By: Bain Capital Venture Investors, LLC, its general partner

By: /s/ Scott Friend
Name: Scott Friend
Title: Partner

BCIP Venture Associates

By: Boylston Coinvestors, LLC, its managing partner

By: /s/ Scott Friend
Name: Scott Friend
Title: Authorized Signatory

BCIP Venture Associates-B

By: Boylston Coinvestors, LLC, its managing partner

By: /s/ Scott Friend
Name: Scott Friend
Title: Authorized Signatory